Total Year Financial Summary
	2002	2001	2000	1999	1998
	A$m	A$m	A$m	A$m	A$m
Sales revenue	20,196	18,679	19,343	17,571	16,703
Total revenue (including interest)	20,928	23,086	20,567	18,218	17,288

EBITDA(1)	9,483	9,834	8,563	8,351	7,375
EBIT(2)	6,216	6,963	5,917	5,849	5,053
Profit before income tax expense	5,446	6,297	5,349	5,320	4,468
Net profit after minorities	3,661	4,058	3,677	3,486	3,004

Dividends	2,830	2,445	2,316	4,247	1,802

Total Assets	37,597	37,473	30,339	27,682	26,470
Gross Debt	13,726	13,990	9,821	7,211	7,722
Net Debt	11,553	10,630	8,531	5,769	6,458
Shareholders' equity	14,106	13,722	11,602	10,294	11,079

Operating cash flow	7,098	6,599	6,547	6,574	5,635
Investing cash flow	(3,258)	(6,370)	(4,896)	(4,064)	(3,609)
Financing cash flow	(3,817)	94	(1,881)	(2,484)	(1,808)
Net movement in cash	23	323	(230)	26	218

Capital expenditure & investments (including capitalised interest)	(3,777)	(7,712)	(5,428)	(4,478)	(3,973)

Financial Ratios	%	%	%	%	%
Return on average assets	17.8	21.9	21.2	22.7	20.1
Return on average equity(3)	26.8	32.7	33.7	29.9	28.7
Interest cover (times)	7.0	9.0	8.5	9.4	7.6

Gross debt to capitalisation(3) (4)	49.3	50.5	45.8	36.9	41.1
Net debt to capitalisation(3) (5)	45.0	43.7	42.4	31.8	36.8

(1) Net profit before interest received/receivable, interest expense (borrowing costs), depreciation and amortisation and income tax expense. EBITDA is used as a measure of financial performance by excluding certain variables that affect net profit but which may not directly relate to all financial aspects of the operations of the company. EBITDA is not a measure of operating income, operating performance or liquidity under Australian GAAP or USGAAP. Other companies may calculate EBITDA in a different manner to us.
 (2) EBITDA less depreciation and amortisation.
 (3) Excludes the effect of the special dividend of A$2,059 million provided for in the financial statements as at 30 June 1999.
 (4) Based on gross debt (total current and non current borrowings) as a percentage of gross debt plus shareholders' equity.
 (5) Based on net debt (gross debt less interest bearing assets and loans to employees) as a percentage of net debt plus shareholders' equity.